Exhibit 99.1

Aptose Biosciences to Present at Biotech Showcase™ 2015

SAN DIEGO, CA and TORONTO, Jan. 12, 2015 /CNW/ - Aptose Biosciences Inc. (NASDAQ: APTO, TSX: APS), a clinical-stage company developing new therapeutics and molecular diagnostics that target the underlying mechanisms of cancer, today announced that William G. Rice, Ph.D., Chairman, President and Chief Executive Officer, will present at the upcoming 7th Annual Biotech Showcase Conference on January 13th at 4:00 p.m. PST at the Powell Room at the Parc 55 Wyndham Hotel in San Francisco, CA. Dr. Rice will provide a corporate overview of the Company's recent activities and strategic direction including plans to develop Aptose's lead clinical agent, APTO-253 for acute myeloid leukemia (AML), myelodysplastic syndromes (MDS) and other hematologic malignancies.

A live audio webcast of the Aptose presentation will be accessible by visiting:

http://edge.media-server.com/m/p/w2k4dfg4

The audio webcast will be archived shortly after the live event and will be available for 90 days through the Aptose website at www.aptose.com.

About Biotech Showcase

Co-produced by Demy-Colton Life Science Advisors and EBD Group, Biotech Showcase is an investor and partnering conference devoted to providing private and public biotechnology and life sciences companies an opportunity to present to, and meet with, investors and pharmaceutical executives during the course of one of the industry's largest annual healthcare investor conferences. Now in its seventh year, Biotech Showcase is expected to attract upwards of 1,500 attendees.

About Aptose Biosciences

Aptose Biosciences is a clinical-stage biotechnology company committed to discovering and developing personalized therapies addressing unmet medical needs in oncology. Aptose is advancing new therapeutics focused on novel cellular targets on the leading edge of cancer research coupled with companion diagnostics to identify the optimal patient population for our products. The company's small molecule cancer therapeutics pipeline includes products designed to provide additive or synergistic efficacy with existing anti-cancer therapies and regimens without overlapping toxicities. For further information, please visit www.aptosebiosciences.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to the Company's plans, objectives, expectations and intentions and other statements including words such as "continue", "expect", "intend", "will", "should", "would", "may", and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied forward looking statements could include, among others: our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

SOURCE Aptose Biosciences Inc.

PDF available at: http://stream1.newswire.ca/media/2015/01/12/20150112_C9396_DOC_EN_43336.pdf

%CIK: 0000882361

For further information:

Aptose Biosciences
Greg Chow, CFO
416-798-1200
gchow@aptose.com

BCC Partners
Karen L. Bergman or Susan Pietropaolo
650-575-1509 or 845-638-6290
kbergman@bccpartners.com or spietropaolo@bccpartners.com

CO: Aptose Biosciences Inc.

CNW 08:00e 12-JAN-15